SCHEDULE 13G Under the Securities Exchange Act of 1934
(Amendment No. 6)*
Aruba Networks, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities) 043176 10 6
(CUSIP Number)
December 31, 2013
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
 Rule 13d-l(b)
 Rule 13d-l(c)
 Rule 13d-l(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)
Page 1 of 5 pages

CUSIP No.		043176 10 6
1. Names of Reporting Persons. Dominic P. Orr

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3. SEC Use Only
4. Citizenship or Place of Organization		United States of America
Number of Shares Beneficially by Owned by Such Reporting Person With:	5. Sole Voting Power	6,255,079 (1)
	6. Shared Voting Power	0
	7. Sole Dispositive Power	6,255,079 (1)
	8. Shared Dispositive Power	0
9. Aggregate Amount Beneficially Owned by Each Reporting Person		6,255,079 (1)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9)		5.64% (1) (2)
12. Type of Reporting Person (See Instructions) IN
(1)
Includes (i) 235,554 shares held of record by Ardmore Ventures, (ii) 2,350 shares held of record by D. Orr Management Company, LLC, (iii) 300,000 shares held of record by Omano Ventures, (iv) 784,907 shares held of record by Dominic P. Orr Revocable Living Trust and (vi) 4,755,068 shares subject to options and awards that are exercisable and issuable within 60 days of December 31, 2013.

(2)		Assumes the exercise of all such reporting person’s options to purchase shares and issuance of Common Stock that are exercisable or issuable within 60 days of December 31, 2013.

Page 2 of 5 pages

Item 1.
(a)Name of Issuer:
Aruba Networks, Inc.

(b)Address of Issuer's Principal Executive Offices:
1344 Crossman Avenue, Sunnyvale, CA 94089
Item 2.
(a)Name of Person Filing:
Dominic P. Orr

(b)Address of Principal Business Office or, if none, Residence:
c/o Aruba Networks, Inc., 1344 Crossman Avenue, Sunnyvale, CA 94089

(c)Citizenship:
United States of America

(d)Title of Class of Securities:
Common Stock, $0.0001 par value per share

(e)CUSIP Number:
043176 10 6
Item 3.    If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	Group, in accordance with §240.13d-l(b)(l)(ii)(J).

Page 3 of 5 pages

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Pursuant to Rule 13d-3(d)(1), all shares of Common Stock subject to options and awards held by the reporting person that are exercisable or releasable within 60 days of December 31, 2013 were deemed to be exercised and issued for the purposes of (i) determining the aggregate amount of shares of Common Stock beneficially owned by the reporting person and (ii) calculating the percentage of Common Stock owned by such person. The percentage of ownership set forth below is based on 106,180,048 shares of Common Stock outstanding at December 31, 2013.
Dominic P. Orr
(a) Amount beneficially owned: 6,255,079
(b) Percent of class: 5.64%
(c) Number of shares as to which the person has:
   (i) Sole power to vote or to direct the vote 6,255,079
   (ii) Shared power to vote or to direct the vote 0
   (iii) Sole power to dispose or to direct the disposition of 6,255,079
   (iv) Shared power to dispose or to direct the disposition of 0
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications.
Not applicable.

Page 4 of 5 pages

SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
2/13/2014
Date

/s/ Dominic P. Orr
Dominic P. Orr
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 5 of 5 pages